1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 13, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

PROPOSED NEGOTIATIONS REGARDING BAOTOU ALUMINUM
AND
RESUMPTION OF TRADING

The Company is proposing to negotiate with Baotou Aluminum for the restructuring of the primary aluminum business of Baotou Aluminum.

The Company may or may not proceed with the above proposed negotiations. Investors and potential investors in H shares of the Company should exercise care, and they should only rely on information published by the Company when they deal, or contemplates dealing, in the H shares or other securities of the Company.

Trading of the H shares of the Company has been suspended from 9.43 a.m. on 12 June 2007 at the request of the Company pending the release of this announcement. The Company has applied to the Hong Kong Stock Exchange for resumption of trading of the H shares of the Company from 9.30 a.m. on 13 June 2007.

Trading of the A shares and H shares of Aluminum Corporation of China Limited (the "Company") on the Shanghai Stock Exchange and the Hong Kong Stock Exchange was suspended on 12 June 2007 pending release of price sensitive information.

To further expand the primary aluminum business of the Company and to implement the undertaking by Aluminum Corporation of China (the controlling shareholder of the Company and "Chinalco") relating to the restructuring of the primary aluminum business of Baotou Aluminum Company Limited ("Baotou Aluminum") as stated in the A share prospectus of the Company, the Company has suspended the trading of its A shares to prepare for the negotiations for the restructuring of primary aluminum business of Baotou Aluminum. The negotiations may involve the Company, Chinalco and/or Baotou Aluminum. Baotou Aluminum is a company whose A shares are listed on the Shanghai Stock Exchange. Chinalco indirectly has approximately 55.06% equity interest in Baotou Aluminum. The Company has no equity interest in Baotou Aluminum. Trading of the A shares of the Company will remain suspended until a material progress in the negotiations is made.

The Company may or may not proceed with the above proposed negotiations. Investors and potential investors in H shares of the Company should exercise care, and they should only rely on information published by the Company when they deal, or contemplates dealing, in the H shares or other securities of the Company. The Company will make timely disclosure on any matters in relation to the development of the negotiations regarding Baotou Aluminum.

Trading of the H shares of the Company has been suspended from 9.43 a.m. on 12 June 2007 at the request of the Company pending the release of this announcement. The Company has applied to the Hong Kong Stock Exchange for resumption of trading of the H shares of the Company from 9.30 a.m. on 13 June 2007.

By order of the Board of Directors of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, 12 June 2007

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Helmet Wieser (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary